SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.      Description

Exhibit No. 1    Notice of Trading Statement released on 23 November, 2005
Exhibit No. 2    Holding(s) in Company released on 2 December, 2005

Exhibit No. 1



                              THE RANK GROUP Plc
                         Notice of Trading Statement

A trading statement for The Rank Group Plc for the 48 weeks to 29 November 2005 will be released at 7am on Tuesday 6th December.

                                   -ends-

Enquiries:

The Rank Group Plc

Dan Waugh: 020 7535 8031

Exhibit No. 2

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF LISTED COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above;
     in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW


5)   Number of shares/amount of stock acquired.




6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)




7)   Number of shares/amount of stock disposed




8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)




9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     1 DECEMBER 2005


11)  Date listed company informed

     2 DECEMBER 2005



12)  Total holding following this notification

     68,612,802


13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

     10.99%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7706 1111



16) Name and signature of duly authorised officer of the listed company responsible for making this notification


     Date of Notification      2 DECEMBER 2005


LETTER TO:  RANK GROUP PLC
            1 December 2005



Enclosed are amended notifications of disposable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From:  James Foster (Regulatory Reporting Analyst, Fidelity International)

Amendment 22

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1.     Company in which shares are held:                          Rank Group Plc

2.     Notifiable Interest:                                      Ordinary Shares

       (A)     FMR Corp.
               82 Devonshire Street
               Boston, MA 02109

               Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

       (B)     Fidelity International Limited (FIL)
               P.O. Box HM 670
               Hamilton HMCX, Bermuda

               Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.     The notifiable interests also comprise the notifiable interest of:

               Mr. Edward C. Johnson 3d
               82 Devonshire Street
               Boston, MA 02109

       A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu (Regulatory Reporting Manager, FIL - Investment Compliance)


Schedule A                                                          Amendment 22

Security                    :     RANK GROUP PLC

Current ownership percentage:             10.99%

Total Shares Held                     68,612,802

Shares in Issue             :        624,371,011

Change in holdings since
  last filing               :         (5,020,404) ordinary shares

                                                    MANAGEMENT
                                   SHARES HELD      COMPANY              NOMINEE/REGISTERED NAME
                                      10,600         N/A                  N/A

                                     4,493,990      FPM                  NORTHERN TRUST LONDON

                                     3,826,810      FPM                  STATE STR BK AND TR CO LNDN (S

                                     3,060,200      FPM                  JP MORGAN, BOURNEMOUTH

                                     1,358,000      FPM                  MELLON BANK

                                     1,334,806      FPM                  BANK OF NEW YORK BRUSSELS

                                       609,700      FPM                  HSBC BANK PLC

                                       553,200      FPM                  BANKERS TRUST LONDON

                                       254,100      FPM                  MIDLAND SECURITIES SERVICES

                                       142,000      FPM                  CHASE MANHTTN BK AG FRNKFRT (S

                                       132,600      FPM                  CLYDESDALE BANK PLC

                                        76,800      FPM                  JPMORGAN CHASE BANK

                                        17,900      FPM                  CHASE MANHATTAN LONDON

                                        16,500      FPM                  DEXIA PRIVATBANK

                                     1,096,593      FMTC                 STATE STREET BANK AND TR CO

                                       909,100      FMTC                 BROWN BROTHERS HARRIMAN AND CO

                                       320,100      FMTC                 JPMORGAN CHASE BANK

                                       304,100      FMTC                 NORTHERN TRUST CO

                                       216,700      FMTC                 BANK OF NEW YORK

                                     4,222,437      FMRCO                STATE STREET BANK AND TR CO

                                       990,000      FMRCO                JPMORGAN CHASE BANK

                                       191,400      FMRCO                NORTHERN TRUST LONDON

                                        62,000      FMRCO                MELLON BANK N A

                                    35,287,567      FISL                 JP MORGAN, BOURNEMOUTH

                                       970,100      FIL                  BROWN BROS HARRIMN LTD LUX

                                       507,000      FIL                  JP MORGAN, BOURNEMOUTH

                                       403,800      FIL                  BANK OF NEW YORK BRUSSELS

                                       227,640      FIL                  STATE STR BK AND TR CO LNDN (S

                                       222,300      FIL                  NORTHERN TRUST LONDON

                                     1,950,939      FII                  JP MORGAN, BOURNEMOUTH

                                     1,531,130      FII                  BANK OF NEW YORK EUROPE LDN

                                       289,700      FICL                 STATE STREET BANK AND TR CO

                                        22,900      FIA(K)L              STATE STREET HONG KONG

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  05 December, 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary